GLACIER BANCORP, INC.

May 13, 2024

Via EDGAR

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Glacier Bancorp, Inc.

File No. 001-41170

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated April 12, 2024, from the Office of Finance of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ron Copher, Executive Vice President and CFO of Glacier Bancorp, Inc. (the “Company”), regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed on February 23, 2024 (the “Form 10-K”).

Due to the fact that the Company had not received the letter dated April 12, 2024 until May 1, 2024, during an oral discussion between Ron Copher, Angela Dose, Chief Accounting Officer of the Company, and Victor Cecco, SEC Staff Accountant, the time for responding to the letter was extended to May 15, 2024, ten business days after the Company received the letter.

For convenience and ease of review, we have reprinted below the text of each comment in your correspondence, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Lending Activity, page 36

1.

We note from your tabular disclosure that commercial real estate (“CRE”) loans increased $506 million, or 5% during the fiscal year ended December 31, 2023 and represents a significant portion of your total loan portfolio. We also note disclosure on page 16 that your loan portfolio contains a significant number of CRE loans with relatively large balances and the deterioration of one or more of these loans may cause a significant increase in non-performing loans and could result in a loss from earnings, an increase in the provision for credit losses, or an increase in charge-offs, which could have a material adverse impact on your business. Please revise, in future filings, to further disaggregate the composition of our CRE loan portfolio to address geographic

United States Securities and Exchange Commission

and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

Company Response: The Company acknowledges the Staff’s comment and confirms that it will revise its disclosures in future filings as requested, including to disaggregate the composition of its CRE loan portfolio to address geographic and other concentrations and to provide the other requested disclosures.

2.

Additionally, we note your disclosure on page 16 that federal bank regulators have highlighted the increased risk associated with CRE loans, including with respect to the higher vulnerability of these credits to pressure as interest rates remain elevated and market conditions in many large metropolitan areas continue to show signs of stress. Please revise to clarify the specific risk management policies, procedures, or other actions undertaken by management in response to the current environment.

Company Response: The Company acknowledges the Staff’s comment and confirms that it will revise its disclosures in future filings as requested, including discussion of specific risk management policies, procedures and other actions undertaken by management in response to the current CRE environment.

Sincerely,

GLACIER BANCORP, INC.

/s/ Ron J. Copher

Ron J. Copher
Executive Vice President and
Chief Financial Officer

cc: David G. Post, Miller Nash LLP